FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica — Approval of Declaration of Acquisition for TASA’s shares	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary
and Secretary to the Board of Directors
TELEFÓNICA, S.A.
Further to the Significant Event registered on June 23rd, 2009, TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
The Comisión Nacional de Valores de la República Argentina (“CNV”), the Argentine securities regulator, approved yesterday, December 3rd, 2009, the Unilateral Declaration of Will to Acquire all outstanding TELEFÓNICA DE ARGENTINA, S.A. (“TASA”) shares owned by TASA’s minority shareholders presented by TELEFÓNICA S.A. (“TELEFONICA”) on June 23rd, 2009.
The transaction is addressed to each of the 126,001,784 TASA shares that TELEFÓNICA does not currently control direct or indirectly, which amounts to 1.8% of TASA’s share capital. The purchase price set forth per TASA’s share is 1.00 Argentine peso, representing a total investment of approximately Euros 22 million *.
Once the appropriate legal procedures have been accomplished, the public deed of the Unilateral Declaration of Will to Acquire, which is expected to be registered within 2009, will entail TELEFÓNICA to own all the shares to which this transaction is addressed to, and will involve the delisting of TASA’s shares from the Buenos Aires and New York stock exchanges.
Madrid, December 4th, 2009

*	According to an exchange rate AR$/Euro of 5,735

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: December 4th, 2009	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors